SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PORTUGAL TELECOM, SGPS, S.A.

(Name of Subject Company)

PORTUGAL TELECOM, SGPS, S.A.

(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1 each

American Depositary Shares, each representing one ordinary share, nominal value €1 per share

(Title of Class of Securities)

Ordinary Shares (ISIN: PTPTC0AM0009)
American Depositary Shares (CUSIP: 737273102)

(CUSIP Number of Class of Securities)

Nuno Prego

Investor Relations Director
Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal
+351 21 500 1701

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

1.                                       Road Show presentation of Portugal Telecom, SGPS, S.A.

IMPORTANT NOTICES

The attached communication has been made public by Portugal Telecom, SGPS, S.A. (the “Company”).  Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

These materials may contain forward-looking statements based on management’s current expectations or beliefs.  These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements.  Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.  These statements reflect our current expectations. In light of the many risks and uncertainties surrounding the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

Portugal Telecom Roadshow Presentation March 2006

Important Notice In the United States, Portugal Telecom, SGPS, S.A. (the ‘‘Company’’ or ‘‘PT’’) will file a Solicitation/ Recommendation Statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (the ‘‘SEC’’) following commencement of a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended. Investors are urged to read the Company’s Solicitation/ Recommendation Statement on Schedule 14D-9 when it becomes available, as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.
This communication includes statements that constitute ‘‘forward-looking statements.’’ These statements are based on the beliefs and assumptions of our management and on information available to management at the time such statements were made. Forward-looking statements include, but are not limited to: (a) information concerning possible or assumed future results of our operations, earnings and industry conditions; (b) information or statements concerning potential disadvantages of the tender offer; and (c) statements that are preceded by, followed by or include the words ‘‘believes,’’ ‘‘expects,’’ ‘‘anticipates,’’ ‘‘intends,’’ ‘‘is confident,’’ ‘‘plans,’’ ‘‘estimates,’’ ‘‘may,’’ ‘‘might,’’ ‘‘could,’’ ‘‘would,’’ the negatives of such terms or similar expressions.  Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. Many of the factors that will determine these results are beyond our ability to control or predict. We do not intend to review or revise any particular forward-looking statements referenced in this communication in light of future events or to provide reasons why actual results may differ. Investors are cautioned not to put undue reliance on any forward-looking statements. Any of the following important factors, and any of those important factors described in our Annual Report on Form 20-F for the year ended December 31, 2004 or in other of our SEC filings, among other things, could cause our results to differ from any results that might be projected, forecast or estimated by us in any such forward-looking statements: material adverse changes in economic conditions in Portugal or Brazil; exchange rate fluctuations in the Brazilian Real and the U.S. dollar; risks and uncertainties related to national and supranational regulation; increased competition resulting from the liberalization of the telecommunications sector in Portugal and Brazil; the development and marketing of new products and services and market acceptance of such products and services; and the adverse determination of disputes under litigation.  This communication is not for publication, release or distribution in any jurisdiction where it would otherwise be prohibited.

2005 Results

Revenue growth underpinned by Vivo, PTM
and favourable FX Operating revenues increased by 7.0% yoy in 2005 to €6,385mn, underpinned by Vivo and PTM, as well as the Euro / Real exchange rate. Wireline net retail revenues (wireline retail revenues less corresponding telecom costs) remained stable at €1,147 mn, with ADSL and pricing plans compensating for the decrease in traffic revenues. TMN’s revenues were impacted in 2005 by the decline in interconnection rates (impact of €82mn). [Euro million] Revenues (+7.0%)

EBITDA increase driven by Wireline and PTM [Euro million] EBITDA Includes an increase in prior years’ service gains in PRBs of €70mn and the receivable from Angola of €23mn EBITDA increased by 5.6% yoy to €2,496mn in 2005, as a result of the growth in wireline and multimedia, as well as the Euro /  Real exchange rate. The increase in wireline EBITDA is explained by the increase in prior years’ service gains in PRBs and the receivable from Angola. Adjusting for the impact of lower F2M rates, TMN’s EBITDA would have decreased by 3.4% yoy.  The reduction in Vivo’s EBITDA was related to increased competitive pressures and provisions for doubtful accounts in connection with traffic not attributable to paying customers.  (+5.6%) €48mn negative impact of lower interconnection rates

Net income increased by 5% in 2005 Net income increased by 4.9% yoy to €654mn in 2005, in line with EBITDA growth. The positive impact of the €174mn gain from UOL’s IPO compensated for the higher D&A and curtailment charges. Curtailment charges totalled €314mn in 2005 from €166mn in 2004, as a result of the reduction of 1,272 employees in the period. [Euro million] Net Income (+4.9%) Includes a €174mn gain from UOL’s IPO Post-tax curtailment  cost of €228mn in 2005 vs. €120mn in 2004

Capex growth related to broadband and 3G rollout,
as well as increased investment in Pay-TV [Euro million] Capex Includes €33mn related to 2 transponders Capex increased by 23.9% in 2005 to €943mn, equivalent to 14.8% of operating revenues. On a constant currency basis, capex would have increased by 16.0% yoy. Increase in wireline and TMN capex  primarily related to the rollout of broadband and 3G in Portugal, while the increase in PTM is explained mainly by the investment in 2 transponders. The increase in Vivo capex is due to the investment in capacity expansion, rollout of 1xRTT and EV-DO, CDMA overlay and integration of information systems. (+23.9%) Capacity expansion, rollout of 1xRTT, CDMA overlay and IS

EBITDA minus Capex slightly decreased with the growth in Capex exceeding the improvement in EBITDA [Euro million] EBITDA - Capex EBITDA minus Capex decreased by 3.1% yoy to €1,552mn in 2005, equivalent to 24.3% of operating revenues. Wireline improvement in EBITDA minus Capex partly compensated the contraction in TMN, Vivo and PTM. Approximately 95% of PT’s EBITDA minus Capex was generated by its domestic businesses (wireline, TMN and PTM). Free cash flow totalled €1,024mn in 2005, an increase of 18.8% yoy.  (-3.1%)

Net debt increase primarily as a result of extraordinary healthcare contribution [Euro million] Net Debt Normal PRB payments  + €300mn  extraordinary contribution for healthcare obligations Net debt increased by €99mn to €3,673mn in 2005, primarily as a result of €300mn extraordinary contribution for healthcare obligations, the currency translation effect and the shareholder remuneration in the period. As part of its balance sheet refinancing, PT issued €2bn of Eurobonds in 2005. Including Brazil, PT’s cost of debt was 6.6% in 2005 and debt maturity increased to 9.2 years. €35 cents for PT and €25 cents for PTM

Gross unfunded increased mainly due to the
change in the actuarial assumptions [Euro million] Post-retirement benefit gross unfunded Gross unfunded increased by €314mn to €2,637mn in 2005, primarily due to the change in actuarial assumptions (discount rate) and the curtailment in the year. These movements were partially compensated by the €300mn extraordinary contribution to cover healthcare obligations and the normal contributions and payments totalling €400mn. The gross unfunded related to PRBs is tax deductible over time, which results in a net unfunded of €1.9bn at the end of 2005.  €300mn Healthcare €198mn Pensions €202mn Payments Post-retirement benefit costs (PRB) [Euro million]

Strong performance in key operational metrics [Thousands] Broadband +35.9% Pricing plans +89,4% Wireless customers +11.1% [minutes] Vivo MOU +2,8% TMN Data as %
of Revenues  +1.8pp [Euros] Pay-TV ARPU +8.5% [Thousands] [Thousands]

Attractive dividend policy underpinned by strong operational and financial performance 2005 dividend proposal of 47.5 cents, representing an increase of 36% against 2004. 48% compound annual dividend growth in the last four years. Conclusion of the 10% share buyback announced in 2003 with the reduction in capital to 1,128,856,500 euros by the end of 2005. [Eurocents] Dividend per Share +48%
CAGR

Value Creation Proposition

Sonaecom’s offer is inadequate and significantly undervalues PT Sonaecom’s offer of €9.50 per share is low and inadequate, significantly undervaluing PT The premium and implied multiple of EBITDA is significantly below precedent transactions PT has delivered top tier performance, both operationally and in terms of shareholder remuneration PT’s strategy will generate more value and cash flows for shareholders with less execution risk Premium on Share Price Prior to Offer Precedent Transaction Multiples  Firm Value to LTM EBITDA

PT has delivered attractive value…

…operating in a competitive environment ULL Installation Fee (€) ULL Monthly Fee (€) Termination Fee (€ cents) Wholesale Line Rental Monthly Fee (€) Leased Lines Prices (€) ULL Retail Margin (€/month) Wholesale pricing enables higher margin in comparison to European average Competitors have cheap access to PT´s local network When compared to European average, the access cost to the wholesale network allows higher margins

PT open network strategy Today Open Network PTC Copper PTM Coaxial TMN UMTS Separate network strategies Separate capex plans Internal overlap / competitors Separate customer services PTC PTM TMN Single network strategy Unified capex plans Centralised customer services Stable long term business from PT – growth from other operators Other Operators

PT independent value creation strategy – fixed line and multimedia Initiative Overview Launch flat fee schemes that promote ARPU “lock-ins”  Medium to high-end customers  Bundled voice and ADSL offerings Aggressive flat fee voice plans (F2F) Promote IT offering in the corporate segment that offsets loss of voice revenues - seeking to capture 5 to 10% of the IT market Integrated IT offering in corporate segment Bundle broadband access offering with exclusive internet content and services "De-commoditise" broadband Implement, with higher intensity, the restructuring plan  Organisational structure and SG&A cut backs Intensify restructuring plan  Adjust the cost structure of the health care benefits scheme Healthcare benefits Wireline Promote high-end content and channel development leading to (i) lower churn; (ii) ARPU improvement; (iii) underpinning of advertising revenues and (iv) potentially lower programming costs Content promotion and new channels Promote content reselling and direct partnership with mobile players Deployment of mobile TV PTM

PT independent value creation strategy - wireless Promote partnership with PTM to resell Pay TV content  Lower churn Higher ARPU Deployment of mobile TV Initiative Overview TMN Retain focus on Vivo and African operations  Focus on Vivo’s operating enhancement  Potentially crystallise value of African assets  Selectively consider value-creating opportunities to complement portfolio in “natural” geographies  Focused on selected markets where PT has competitive advantages  Value creation / crystallisation mindset  Inter-national

PT independent value creation strategy - group Initiative Overview PT Group Implement cost-cutting initiative across “Instrumental Companies” (employees and others) Cost-cutting measures

Our targets €150 million annual cost savings to be achieved progressively by 2008   €100 million annual savings from capex and working capital optimisation to be achieved progressively by 2008   3% to 5% EBITDA growth and €5.0 to 5.5 billion in operating cash flow generated over the next 3 years at current exchange rate   Optimising balance sheet strength while maintaining investment grade rating Committed to shareholder remuneration in  excess of €3 billion1 between 2006 and 2008:
(1) €0.475 per share of ordinary dividend for 2005;
(2) maintenance of a progressive dividend policy going forward; and
(3) an extraordinary return of capital within 12 months following the rejection of the offer + = + = 1 Equivalent to circa €2.66 per share. 1 Equivalent to circa €2.66 per share.

Appendix

Fourth Quarter 2005 Highlights

Fourth Quarter 2005 Operating Highlights

Bases of Calculation and Sources of Information General Unless otherwise stated in this document: Closing prices and consensus earnings estimates are as at the close of market on 3 March 2006; Share price data is sourced from Datastream or Bloomberg; Consensus earnings estimates are sourced from Bloomberg or Reuters and are adjusted for exceptional items and goodwill amortisation where applicable; Premia analysis references are sourced from company presentations, press releases, SDC and MergerMarket; and Calculations are prepared on the basis of 1,128,856,500 PT Shares after the cancellation of treasury stock. Unless otherwise stated, the financial information concerning Portugal Telecom has been extracted from the 2005 results, other published interim and annual reports and accounts of Portugal Telecom for the relevant periods and other information made publicly available by Portugal Telecom. Unless otherwise stated, all references to PT’s financial targets, cost savings and future shareholder returns are based on PT’s Board of Directors’ strategic plan.  Unless otherwise stated, information contained in this document regarding market position, sector, division and product analysis, comparable companies and precedent transactions is based on PT’s management estimates and calculations sourced from publicly available information including ANACOM, Bloomberg, Reuters, Datastream, SDC and Factiva. Unless otherwise stated, information regarding Sonaecom’s offer is sourced from the Offer Documents and other material made publicly available by Sonaecom or any other person mentioned in the Offer Documents.

Page References Page 14 The premium for the European telecommunications sector transactions are calculated as the average of premia offered in selected transactions since 1995. The premia are calculated relative to an estimated pre-bid speculation date (i.e. leak to the market date and initial offer date in improved deals). The sample of precedent transactions is comprised of the following:
Date   Target   Acquiror  31/11/2005  TDC   Nordic Telephone Company  31/10/2005  O2   Telefonica  18/07/2005  Versatel   Tele2  07/07/2005  Saunalahti   Elisa Communications  08/11/2004  Infonet   BT Group  14/09/2004  Song Networks  TDC  01/04/2003  Sense Comm Intl  Reitangruppen  02/07/2001  Eircom   Valentia Group  21/03/2001  Soon Comm.   Elisa Communications  24/07/2000  SEC   Netcom  23/06/2000  NetCom   Telia  17/04/2000  Detron Group   Landis Group  11/01/2000  Esat Telecom   BT  14/11/1999  Mannesmann   Vodafone AirTouch  20/10/1999  Orange   Mannesmann  09/07/1999  Debitel   Swisscom  20/02/1999  Telecom Italia  Ing C Olivetti & Co Bases of Calculation and Sources of Information

Page References (Cont’d) The premium for European unsolicited transactions is calculated as the average premia paid in selected unsolicited successful takeover bids in Europe with a transaction value above $10 billion since 1995. The premia are calculated relative to an estimated pre-bid speculation date (i.e. leak to the market date and initial offer date in improved deals). The sample of precedent transactions is selected based on comparability and is comprised of the following:  Date   Target   Acquiror  26/01/2004  Aventis   Sanofi-Synthelabo  29/11/1999  National Westminster Bank  Royal Bank of Scotland Group  14/11/1999  Mannesmann   Vodafone AirTouch  14/09/1999  INA   Assicurazioni Generali  05/07/1999  Elf Aquitaine   Totalfina  09/03/1999  Paribas   BNP  20/02/1999  Telecom Italia  Ing C Olivetti & Co  20/01/1995  Wellcome   Glaxo Holdings The premium for Portuguese transactions is calculated as the average premia offered in selected unsolicited takeover bids in Portugal with a transaction value above $500 million since 1995. The premia are calculated relative to an estimated pre-bid speculation date (i.e. leak to the market date and initial offer date in improved deals). The sample of precedent transactions includes the following:   Date   Target  Acquiror  06/15/2000  Cimpor   Investor Group  07/19/1999  BPSM   BCP  06/18/1999  Mundial Confian¸ca  BCP  Bases of Calculation and Sources of Information

Page References (cont’d) The reference to precedent transaction Firm Value to last twelve months EBITDA multiples is based on the average for the following transactions: NTC/TDC (6.8x), Weather/Wind (7.7x), Telefonica/Cesky Telecom (6.4x), and the blended multiple for France Telecom/Amena and ONO/ Auna transactions (9.3x). Sonaecom’s Offer implied Firm Value to EBITDA 2005 is calculated by multiplying PT Shares by the Offer Price, excluding PTM and adjusting for net debt, minority interests and unconsolidated affiliates. PT’s EBITDA 2005 is calculated based on PT’s 2005 results and adjusted for post retirement benefits. Page 15 Share price appreciation calculated as PT’s closing share price increase between 6 February 2003 (3 years prior to the Offer) and 6 February 2006 (pre Sonaecom’s Offer announcement). The reference to total shareholder return of 36% is based on the closing price for PT as at 6 February 2003 (3 years prior to the Offer) and the ordinary dividends distributed by PT between 6 February 2003 and 6 February 2006. The calculation assumes that all ordinary dividends distributed to PT’s shareholders are reinvested in PT’s shares from the payment date to 6 February 2006. The reference to PT’s capital returned as percentage of market capitalisation is based on the number of PT Shares and the closing price for a PT Share as at 6 February 2003 (3 years prior to the Offer). Share buyback and dividend information from PT’s filings. Page 16 Unless otherwise stated, the European average is based on the average of incumbents of Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Netherlands, Spain, Sweden and United Kingdom. Source of leased lines price information is Teligen as of December 2005. Information not available for Sweden. Termination fees information based on Cullen and company websites as of January 2006.  ULL installation fees, ULL monthly fees and ULL retail margin for competitors are based on Cullen and company websites. Bases of Calculation and Sources of Information

Wholesale line rental monthly fees European average is based on the average of Ireland, Norway, Sweden and United Kingdom. Source of information is Cullen and company websites as of March 2006. Page 21 EBITDA growth at the exchange rate of €1.00 = R$2.55 (Brazilian reais).    Appendix 1: Bases of Calculation and Sources of Information

€   The lawful currency of the European Economic Union $ The lawful currency of the United States Average Revenue Per User (‘‘ARPU’’)  Average monthly revenue per customer. Monthly average service revenues per average number of users in the period Capex  Total amount of contracted acquisitions of goods and services that will be  accounted as tangible or intangible assets Carrier Pre-Selection (‘‘CPS’’)  CPS allows telephony subscribers who are directly connected to the network  of a telecommunications provider to access another telecommunication  provider’s voice telephony services, directly or by dialing a prefix Direct-to-Home (‘‘DTH’’)  Direct-to-Home satellite television. Technology used to provide pay-TV  services in areas not covered by Hybrid Fibre Coaxial (HFC) networks EBITDA of PT  Income before Financial Results and Taxes + Depreciation and Amortisation  + Impairment Losses + Work Force Reduction Programme Costs +/– Losses  and Gains on Disposals of Fixed Assets + Other Non-Recurring Items EPS   Earnings per share Firm Value or FV  Used to indicate the value of a company by multiplying the number of  shares outstanding by the current share price less proceeds from options,  warrants, convertible preferred and convertible debt, plus interest bearing  debt and minority interests, less investment in unconsolidated affiliates, tax  assets and cash and marketable securities Market Capitalisation  Used to indicate the value of a company by multiplying the number of  shares in issue by the current share price Firm Value to EBITDA (or FV/ EBITDA)  A measurement of a company’s value, calculated by dividing the Firm Value  by the annual EBITDA Definitions

Pension Liabilities  NPV of PT’s pension liabilities as reported by the Company Offer  Documents The documents filed on 27 February 2006 by Sonaecom  containing the terms and conditions of Sonaecom’s offer Offer Price  The price offered for Portugal Telecom shares as set forth in the Offer  Documents Operating Cash Flow (‘‘OCF’’)  EBITDA minus Capex Portugal Telecom or PT or Company  Portugal Telecom, SGPS, S.A. Portugal Telecom Shares  The ordinary shares of Portugal Telecom Shareholder  A registered holder of Portugal Telecom shares Tax Assets  Book value of tax assets as reported in company filings Unbundled Local Loop (‘‘ULL’’)  Ability to access the ‘‘last mile’’ network infrastructure owned by the  incumbent telecommunications operator for a fee by competitors  Definitions